UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 9, 2020, EXFO Inc., a Canadian corporation, announced the voting results of its annual general meeting held on January 8, 2020. This report on Form 6-K sets forth the news release relating to EXFO voting results disclosed on January 9, 2020 and the Report of Voting Results addressed to the Canadian Securities Authorities. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: January 9, 2020

PRESS RELEASE
For immediate release

EXFO Announces Election of Directors
QUEBEC CITY, CANADA, January 9, 2020 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that the six nominees listed in the management proxy circular for the 2019 Annual and Special Meeting of Shareholders were elected as directors of the company at a shareholder meeting held on January 8, 2020 in Toronto, Canada.

Detailed results of the vote for the election of directors held at the meeting are set out below:

	% for	% withheld
François Côté	99.97	0.03
Germain Lamonde	99.99	0.01
Angela Logothetis	99.99	0.01
Philippe Morin	99.99	0.01
Claude Séguin	99.97	0.03
Randy E. Tornes	99.97	0.03

Final results on all matters voted at the meeting have been filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov/edgar.shtml in the United States.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.
EXFO-C

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com